SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2016

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated October 20, 2016	A-1

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;

•	our operations and prospects;

•	our network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies and other technologies and related applications;

•	the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;

•	the expected benefit from our acquisition and planned integration of certain assets, businesses and related liabilities and employees from China Tietong Telecommunications Corporation;

•	the expected impact of the implementation in Mainland China of value-added tax, the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: October 21, 2016	By:	/s/ Li Yue
		Name:	Li Yue
		Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

UNAUDITED KEY PERFORMANCE INDICATORS

FOR THE FIRST THREE QUARTERS OF 2016

The unaudited financial data of the Group for the first three quarters of 2016:

•	Operating revenue was RMB542.7 billion, up by 4.3% over the same period last year; of which, revenue from telecommunications services was RMB481.2 billion, up by 5.4% over the same period last year

•	EBITDA was RMB200.4 billion, up by 1.3% over the same period last year

•	Profit attributable to equity shareholders was RMB88.1 billion, up by 3.1% over the same period last year

In accordance with the Company’s disclosure policy and in order to further enhance the transparency of the Group and provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group in a timely manner, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2016.

Note:	Unaudited financial data and comparative figures in this announcement reflect such data after consolidating TieTong’s certain assets and business.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from	For the period from
	1 January 2016 to	1 January 2015 to
	30 September 2016	30 September 2015	Change
Operating Revenue (RMB)	542.7 billion	520.2 billion	4.3%
Of which, Revenue from
Telecommunications Services (RMB)	481.2 billion	456.6 billion	5.4%
Sales of Products and Others (RMB)	61.5 billion	63.6 billion	–3.5%
EBITDA (RMB)	200.4 billion	197.8 billion	1.3%
EBITDA Margin	36.9%	38.0%
Profit before Taxation (RMB)	114.4 billion	110.9 billion	3.1%
Profit Attributable to Equity Shareholders (RMB)	88.1 billion	85.4 billion	3.1%
Margin of Profit Attributable to Equity Shareholders	16.2%	16.4%

Operating Data

	As at	As at
	30 September 2016/	30 June 2016/
	For the period from	For the period from
	1 January 2016 to	1 January 2016 to
	30 September 2016	30 June 2016
Mobile Business
Total Customers	844 million	837 million
Net Additional Customers *	17.42 million	10.80 million
4G Customers	481 million	429 million
3G Customers	119 million	133 million
Average Revenue per User per Month (ARPU) (RMB/user/month) *	60.0	61.5
Total Voice Usage (minutes) *	3,095.7 billion	2,066.9 billion
Average Minutes of Usage per User per Month (MOU) (minutes/user/month) *	413	416
Handset Data Traffic (MB) *	3,822.6 billion	2,327.9 billion
Average Handset Data Traffic per User per Month (DOU) (MB/user/month) *	634	589
SMS Usage (messages) *	403.8 billion	267.3 billion
Wireline Broadband Business
Total Customers	74.24 million	65.84 million
Net Additional Customers *	19.21 million	10.81 million
Average Revenue per User per Month (ARPU) (RMB/user/month) *	33.0	33.4

*	for the relevant reporting period

Buoyed by the Group’s continued efforts to consolidate its 4G leading position and accelerate the migration of customers to 4G networks, the Group saw favourable development in its mobile business for the first three quarters of 2016. As at 30 September 2016, the Group’s number of mobile customers was 844 million, representing a net increase of 17.42 million for the first three quarters. ARPU of mobile customers increased by 1.7% year-on-year to RMB60.0. Of the mobile customers, the number of 4G customers was 481 million, representing a net increase of 168 million for the first three quarters. Driven by the robust development of 4G business, data traffic continued to grow rapidly with handset data traffic increasing by 131% over the same period last year. At the same time, as a measure to cancel long-distance and roaming tariffs, the Group has, on its own initiative, speeded up the promotion of the migration to flat rate packages in a move to adjust tariffs in a balanced and orderly manner, facilitate business transformation and expedite the mitigation of revenue risks, notwithstanding certain impact on its mobile business as manifested by decelerated growth.

In the first three quarters of 2016, the Group continued with its endeavours to steadily develop its wireline broadband business using a high-end approach, with a focus on boosting network speed and targeted development. These efforts bore fruit with wireline broadband products and services achieving relatively notable improvements. As at 30 September 2016, the total number of wireline broadband customers was 74.24 million. The number of net additional wireline broadband customers for the first three quarters was 19.21 million with ARPU basically remaining stable at RMB33.0.

Although the Group has stepped up efforts to promote the migration to flat rate packages which has, to a certain extent, posed a negative impact on revenue growth, revenue from its telecommunications services still managed to maintain relatively favourable growth momentum. In the first three quarters of 2016, revenue from the Group’s telecommunications services grew by 5.4% year-on-year to RMB481.2 billion. The Group’s sales of terminals fell, mainly because the handset sales market has become more market-driven and sales from open channels have increased. Revenue from the sales of products went down by 3.5% year-on- year to RMB61.5 billion. Operating revenue amounted to RMB542.7 billion, representing an increase of 4.3% over the same period last year.

The Group is at a critical stage of transformation of its development. There is a relatively high demand for resources from various fronts including the growth of 4G business, the development of wireline broadband as well as the deployment of digital services. The Group proactively enhanced cost efficiency across its operations, deepened transformation of its sales and marketing model, and promoted more efficient use of resources. EBITDA for the first three quarters of 2016 stood at RMB200.4 billion, up by 1.3% compared to the same period last year. Profit attributable to equity shareholders was RMB88.1 billion, up by 3.1% compared to the same period last year. Margin of profit attributable to equity shareholders was 16.2%, and profitability continued to be maintained at a sound level.

The Group will continue to adhere to the principles of forward-looking planning, effective resource allocation, rational investment and refined management in cost allocation, endeavour to strike a balance between the Group’s short-term performance and long-term development, strive to increase revenue and save costs and maintain favourable profitability, thereby continuously creating value for investors.

The Board wishes to remind investors that the above performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Mobile Limited Shang Bing
Chairman

Hong Kong, 20 October 2016

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Liu Aili, Mr. Xue Taohai and Mr. Sha Yuejia as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

A-4